Mineral Exploration • Mining • Oil & Gas • Construction

CONSENT OF QUALIFIED PERSON

TO: Alberta Securities Commission

 British Columbia Securities Commission

 Manitoba Securities Commission

 Financial and Consumer Affairs Authority of Saskatchewan

 Ontario Securities Commission

 Financial and Consumer Services Commission (New Brunswick)

 Nova Scotia Securities Commission

 Prince Edward Island Office of the Superintendent of Securities

 Superintendent of Securities (Newfoundland and Labrador)

AND TO: Loncor Gold Inc. ("Loncor")

RE: Technical report of Minecon Resources and Services Limited and New SENET (Pty) Ltd prepared for Loncor dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo" (the "Technical Report")

I, Christian Bawah, consent to the public filing of the Technical Report by Loncor on SEDAR and EDGAR.  I certify that I have read the press release of Loncor dated December 15, 2021 (the "Press Release") and the Press Release fairly and accurately represents the information in the sections of the Technical Report for which I am responsible and that supports disclosure set out in the Press Release.  I also consent to the use of any extracts from or summary of the Technical Report in the Press Release and otherwise by Loncor from time to time, including (i) in documents filed by Loncor on SEDAR and EDGAR and (ii) on Loncor's website.

DATED the 28th day of January, 2022.

(signed) "Christian Bawah"
Christian Bawah Director, Geology and Mineral Exploration Minecon Resources and Services Limited

P.O. Box CT 4096 Cantonments, Accra Email: Info@mineconrsl.com	No. 8 Kweku Mensah Street Adjiringanor, Accra Website: www.mineconrsl.com
Reg. #: CS534422014 TIN: C0004411838 Bankers: Ecobank Ghana Limited, A & C Mall Branch, Accra.